ULTRADATA SYSTEMS, INCORPORATED
		       1240 Dielman Industrial Court
			    St. Louis, MO 63132



January 25, 2002



Via EDGAR
Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549
Attn:  Ms. Barbara C. Jacobs
       Ms. Sara Hirsch


Re:  Ultradata Systems, Incorporated
     CIK:  0000931947
     Registration Statement on Form SB-2
     Application for Withdrawal
     Commission File No. 333-69544

Ladies and Gentlemen:

Pursuant to Rule 477(a), promulgated under the Securities Act of 1933, Ultradata Systems, Incorporated ("Ultradata") hereby applies for an order granting the immediate withdrawal of its Registration Statement on Form
SB-2, together with all exhibits thereto, Commission File No. 333-69544 (collectively, the "Registration Statement"). The Registration Statement was originally filed with the Securities and Exchange Commission on September 18, 2001.

The Registration Statement contemplated the public resale of common shares by four entities that hold derivative securities issued by Ultradata. After the Registration Statement was filed, the two entities which hold convertible promissory notes and warrants entered into an agreement with Ultradata in which they waived their registration rights, conditional only on Ultradata's compliance with the convertible promissory notes. The other two entities hold common stock options whose exercise price is over 1000% of the current market price of Ultradata common shares. No securities have been sold under the Registration Statement.

Accordingly, we request that the Commission issue an order granting the withdrawal of the Registration Statement as soon as possible.

If you have any questions regarding the foregoing application for withdrawal, please contact Robert Brantl, legal counsel to Ultradata in connection with the Registration Statement, at 718-768-6045.


Sincerely,



Ultradata Systems, Incorporated

/s/ Ernest Clarke
-----------------
    Ernest Clarke
    President